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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13-D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                  AMERICAN CRAFT BREWING INTERNATIONAL LIMITED

                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE

                         (Title of Class of Securities)

                                   G02702 10 1

                                 (CUSIP Number)

                          LAWRENCE A. DARBY, III, ESQ.

                              Howard, Darby & Levin

                           1330 Avenue of the Americas

                            New York, New York 10019
                                 (212) 841-1077

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 12, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

Check the following box is a fee is being paid with the statement [ ] (A fee is not required only if the reporting: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                               Page 1 of 15 Pages

                           Exhibit Index is on Page 5




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
 ----- ---------------------------------------------------------------------------------
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       Peter W. H. Bordeaux
----- ----------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group (See Instructions)   (a)   [ ]
                                                                             (b)   [ ]
------ ----------------------------------------------------------------------------------
 3     SEC Use Only
------ ----------------------------------------------------------------------------------
 4     Sources of Funds (See Instructions)
       PF
------ ----------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required Pursuant
       to Item 2(d) or 2(e)                                                        [ ]
------ ----------------------------------------------------------------------------------
 6     Citizenship or Place of Organization
       United States of America
----------------- ------- ---------------------------------------------------------------
    Number of       7     Sole Voting Power
     Shares               272,067
                  ------- ---------------------------------------------------------------
  Beneficially      8     Shared Voting Power
    Owned by              0
                  ------- ---------------------------------------------------------------
                  ------- ---------------------------------------------------------------
 Each Reporting     9     Sole Dispositive Power
                          272,067
                  ------- ---------------------------------------------------------------
   Person With      10    Shared Dispositive Power
                          0
------ ----------------------------------------------------------------------------------
 11    Aggregate Amount Beneficially Owned by Each Reporting Person
       272,067
------ ----------------------------------------------------------------------------------
 12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See
       Instructions)                                                               [ ]
------ ----------------------------------------------------------------------------------
 13    Percent of Class Represented by Amount in Row (11)
       7.2%
------ ----------------------------------------------------------------------------------
 14    Type of Reporting Person (See Instructions)
       IN
------ ----------------------------------------------------------------------------------



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               This  Amendment  No. 1 amends and  supplements  the  Statement on
Schedule 13D, originally filed with the Securities and Exchange Commission on December 24, 1996 (the "Schedule 13D") by Peter W. H. Bordeaux. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13-D is hereby supplemented as follows:

On February 4, 1997, Mr. Bordeaux purchased 3,400 shares of the Company's common stock at $2.38 per share. Such shares were purchased for Mr. Bordeaux's 401(k) retirement account for an aggregate price of $8,419.50. The source of funds was cash available to Mr. Bordeaux in the account. On February 12, 1997, Mr. Bordeaux entered into an employment agreement with the Company pursuant to which the Company granted Mr. Bordeaux certain options to purchase the Company's common stock. 66,667 of those options are now vested and the shares underlying those options are deemed beneficially owned by Mr. Bordeaux. No funds were involved in the transaction. Mr. Bordeaux's Employment and Non-Competition Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13-D is hereby amended in its entirety to read as follows:

(a) Mr. Bordeaux owns beneficially 272,067 shares of the Company's common stock, approximately 7.2% of the issued and outstanding shares. Shares beneficially owned by Mr. Bordeaux include vested options to purchase 66,667 shares. The percentage of outstanding shares was calculated by adding to the number of outstanding shares 66,667 shares deemed to be issued and outstanding pursuant to Securities Exchange Act Rule 13d-3(d)(1).

(b) Mr. Bordeaux has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of all the 272,067 shares owned by him.

(c) As described above in Item 3, on February 4, 1997, Mr. Bordeaux purchased 3,400 shares of the Company's common stock at $2.38 per share. Such shares were purchased for Mr. Bordeaux's 401(k) retirement account for an aggregate price of $8,419.50. The source of funds was cash available to Mr. Bordeaux in the account. On February 12, 1997, Mr. Bordeaux entered into an employment agreement with the Company pursuant to which the Company granted Mr. Bordeaux certain options to purchase the Company's common stock. 66,667 of those options are now vested and the shares underlying those options are deemed beneficially owned by Mr. Bordeaux. No funds were involved in the transaction. Mr. Bordeaux's Employment and Non-Competition Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.



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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13-D is hereby amended in its entirety to read as follows:

As described above, on February 12, 1997, Mr. Bordeaux entered into an Employment and Non-Competition Agreement with the Company. Pursuant to the Agreement the Company's Stock Option Committee granted to Mr. Bordeaux an non-qualified option to purchase 200,000 shares of the Company's common stock at $5.50 per share. 33.3% of the option vested as of the date of the Agreement and 33.3% will vest on each of the first and second anniversary of date of grant; provided that, if the Employment Period (as defined in the Agreement) is terminated by the Company other than for Cause or by the Executive for Good Reason (as defined in the Agreement), the unvested portion of the option shall immediately vest and become exercisable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.



Exhibit 1. Employment and Non-Competition Agreement, dated February 12, 1997, between Peter W. H. Bordeaux and the Company.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of: February 18, 1996

                                                    s/s Peter W. H. Bordeaux
                                                 ------------------------------
                                                 Peter W. H. Bordeaux



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                                  Exhibit List

                                                          Location of Exhibit in
Exhibit              Description of Document            Sequential Numbering Systems
-------              -----------------------            ----------------------------
   1       Employment and Non-Competition Agreement,                         6
           dated February 12, 1997, between Peter W.
           H. Bordeaux and the Company



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